Dejour Announces AGM Results

VANCOUVER, British Columbia June 12, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the results of its Annual Meeting of Shareholders held June 12, 2014 at the Company’s Vancouver office. The following resolutions were approved by the Shareholders at the Meeting:

1) Election of Directors
Shareholders fixed the number of directors at five and re-elected Robert L. Hodgkinson, Craig C. Sturrock, Dr. A. Ross Gorrell, Richard H. Kennedy and Ron Bozzer to the Board for the ensuing year.

2) Appointment of Auditors
Shareholders appointed BDO Canada LLP as the Company’s auditors for the ensuing year.

3) Provision for Consolidation
Shareholders did again approve a resolution granting the Board of Directors the discretion to effect a consolidation of the Company’s common shares, if, as and when deemed appropriate, with a maximum ratio of five (5) pre-consolidation shares for every one (1) post-consolidation share prior to the next Annual General Meeting.

“We are pleased with our significantly improved performance as reported in 2014 as we have set initiatives intended to build out our production and provide further operating efficiencies. Our team is strong and focused. It is an exciting time for both our Company and our shareholders as we look to advance production and exploration at Woodrush, move to a significant Phase Two development program at Kokopelli, ready the 100% owned Roan Creek for Mancos/Niobrara drilling and plan a 3D seismic study at our 100% owned North Rangely wildcat play,” stated Robert L Hodgkinson, CEO.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (56,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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